EXHIBIT 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2013 and the incorporation by reference in the registration statements on Form S-8 (File Nos. 333-145236, 333-127265, 333-13456, 333-97305 and 333-6436), Form F-3 (File Nos. 333-185591 and 33-77022) and Form F-10 (File No. 333-189157) of Enbridge Inc. (the “Corporation”) and the registration statement on Form S-3 (File No. 333-184298) of Enbridge Energy Management, L.L.C. of our report dated February 13, 2014, relating to the consolidated financial statements of the Corporation as at December 31, 2013 and 2012 and for each of the years in the three year period ended December 31, 2013 and the effectiveness of internal control over financial reporting as at December 31, 2013.

/s/ “PricewaterhouseCoopers LLP”
PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta, Canada
February 14, 2014